U.S. SECURITIES AND EXCHANGE COMMISSION

                      WASHINGTON, D.C. 20549

                           FORM  12b-25
                                                     SEC File No:
                   NOTIFICATION OF LATE FILING           0-12968

                       Form 10-Q or 10-QSB

                  For Period Ended June 30, 1996


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

          Not applicable. The filing relates to the entire Form 10-Q or 10-QSB.

Part I--Registrant Information

    Full Name of Registrant:  INMEDICA DEVELOPMENT CORPORATION

             Address of Principal Executive Office:
                 60 South 600 East, Suite 150

     City, State and Zip Code:  Salt Lake City, Utah 84102


Part II--Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III--Narrative

     State below in reasonable detail the reasons why Form 10-Q or 10-QSB or portion thereof could not be filed within the prescribed time period.

     The reason the report could not be timely filed is that the Company's chief financial officer was out of town and financial reporting questions arose after his departure which affected the reports he had prepared and which could not be resolved until his return.

Part IV--Other Information

     (1)  The person to contact in regard to this notification is:

     Scott R. Jenkins               (801)    531-8300

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify
report(s).                                         [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in
the subject report or portion thereof?             [X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

     The Company may report under its revenue recognition policy certain as yet undetermined revenues for the quarter ended June 30, 1996 and is seeking to obtain the amount of such revenues during the extension period. Recognized revenues are expected to be at least $126,400. Gross revenues were $141,214 for the comparable quarter of the prior year. The Company's general and administrative expenses for the period covered by this report are expected to be approximately the same as the prior period.
Research and development expenses are expected to be approximately $65,000 for the current year quarter as compared to no research and development expenditures during the comparable period of the prior year. Net loss or income will depend upon the inclusion or exclusion of additional royalty revenues referred to above.
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                 INMEDICA DEVELOPMENT CORPORATION

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  August 13, 1996  By:/s/Larry E. Clark
                           Larry E. Clark, President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
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